Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-00000) and related Prospectus of The Timken Company for the registration of $350,000,000 aggregate principal amount of its 3.875% Senior Notes due 2024 and to the incorporation by reference therein of our reports dated March 2, 2015, with respect to the consolidated financial statements and schedule of The Timken Company, and the effectiveness of internal control over financial reporting of The Timken Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cleveland, Ohio

March 12, 2015